BRAZIL POTASH CORP.

198 Davenport Road

Toronto, Ontario, Canada M5R 1J2

(416) 309-2963

December 31, 2025

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission

Department of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Daniel Morris

Re:	BRAZIL POTASH CORP.

Registration Statement Filed on Resale Form F-1

(File No. 333-291630)

Dear Mr. Morris:

On behalf of BRAZIL POTASH CORP. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Wednesday, December 31, 2025, or as soon thereafter as is practicable.

The Company acknowledges that:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew Simpson
Matthew Simpson
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC